UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, January 24, 2017

In December 2016

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.6 MILLION

PASSENGERS

Between January and December 2016, the subsidiary companies of Avianca

Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 29,479,948 passengers,

a 4.2% increase from 2015.

In December 2016, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,629,433 passengers, an increase of 4.9% compared to December 2015. Capacity, measured in ASKs (available seat kilometers), increased 5.7%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 10.2%. The load factor for the month was 83.8%, an increase of 340 bps compared to the same period of 2015.

Between January and December 2016, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 29,479,948 passengers, a 4.2% increase from 2015. Capacity, measured in ASKs (available seat kilometers), increased 5.9%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 7.8%. The load factor for the year ended at 81.1%.

Domestic markets in Colombia, Peru and Ecuador

In December, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,518,526 travelers, an increase of 1.5% compared to December 2015. Capacity (ASKs) increased 0.5% while passenger traffic (RPKs) increased 1.7%. The load factor for the month was 81.6%, an increase of 90 bps compared to the same period of 2015.

International markets

In December, the affiliated airlines of Avianca Holdings transported 1,110,907 passengers on international routes, up 9.8% compared to December 2015. Capacity (ASKs) increased 7.0%, while passenger traffic (RPKs) increased 12.4%. The load factor for the month was 84.3%, an increase of 400 bps when compared to the same period of 2015.

Operational Statistics	Dec-16	Dec-15	Δ YOY		4Q 2016	4Q 2015	Δ YOY		YTD 2016	YTD 2015	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,629	2,507	4.9%		7,666	7,301	5.0%		29,480	28,290	4.2%
ASK (mm)[2]	4,222	3,994	5.7%		12,093	11,566	4.6%		47,145	44,513	5.9%
RPK (mm)[3]	3,536	3,210	10.2%		10,138	9,216	10.0%		38,233	35,478	7.8%
Load Factor[4]	83.8%	80.4%	3.4	pp	83.8%	79.7%	4.1	pp	81.1%	79.7%	1.4	pp

Domestic Market
PAX (K)[1]	1,519	1,496	1.5%		4,502	4,392	2.5%		17,623	17,054	3.3%
ASK (mm)[2]	826	822	0.7%		2,429	2,426	0.1%		9,879	9,723	1.6%
RPK (mm)[3]	674	663	1.7%		2,000	1,947	2.8%		7,842	7,531	4.1%
Load Factor[4]	81.6%	80.7%	0.9	pp	82.3%	80.2%	2.1	pp	79.4%	77.5%	1.9	pp

International Market
PAX (K)[1]	1,111	1,011	9.8%		3,164	2,909	8.8%		11,857	11,236	5.5%
ASK (mm)[2]	3,396	3,173	7.1%		9,663	9,140	5.7%		37,265	34,789	7.1%
RPK (mm)[3]	2,862	2,547	12.4%		8,138	7,270	11.9%		30,391	27,947	8.7%
Load Factor[4]	84.3%	80.3%	4.0	pp	84.2%	79.5%	4.7	pp	81.6%	80.3%	1.3	pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca HoldingsS.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name: Renato Covelo
Title: Vice President Senior General Counsel